EX-35.10
(logo) WELLS FARGO

Corporate Trust Services
MAC N2702-011
9062 Old Annapolis Road
Columbia, MD 21045
410 884-2000
410 715-2380 Fax

Wells Fargo Bank, N.A.

March 01, 2008

Structured Asset Mortgage Investments II Inc.
245 Park Avenue
New York, NY 10167

Attn: Corporate Trust

RE: Annual Statement As To Compliance for Bear Stearns ALT-A Trust, Mortgage Pass-Through Certificates, Series 2005-8

Per the Pooling and Servicing Agreement, dated as of August 1, 2005, the undersigned Officer of Wells Fargo Bank, N.A., (Master Servicer), hereby certifies the following for the 2007 calendar year or portion thereof:

(a) The Servicing Officer has reviewed the activities of such Master Servicer during the preceding calendar year or portion thereof and its performance under this Agreement.

(b) To the best of such Servicing Officer's knowledge, based on such review, such Master Servicer has performed and fulfilled its duties, responsibilities and obligations under this Agreement in all material respects throughout such year, or, if there has been a default in the fulfillment of any such duties, responsibilities or obligations, specifying each such default known to such Servicing Oficer and the nature and status thereof.

(c) Nothing has come to the attention of such Servicing Officer to lead such Servicing Officer to believe that the Servicer has failed to perform any of its duties, responsibilities and obligations under its Servicing Agreement in all material respects throughout such year, or, if there has been a material default in the performance or fulfillment of any such duties, responsibilities or obligations, specifying each such default known to such Servicing Officer and the nature and status thereof.

Certified By:
/s/ William Augustin
WILLIAM AUGUSTIN
Vice President